*A14 8/4/2003

COPY

7/14/03



03051146

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

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SEC FILE NUMBER
8-51355

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.



ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1640 Pepperwood Drive
(No. and Street)

St. Louis (City) MO (State) 63146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victoria L. Ragland (314)205-9292
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolff & Taylor P.C.
(Name — if individual, state last, first, middle name)

222 S. Central - Suite 506 (Address) St. Louis (City) MO (State) 63105 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

February 19, 2003

National Association of
Securities Dealers, Inc.
Member Regulation Programs/ Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Sir or Madame:

Enclosed is a complete set of the following items:

1. A report detailing any material inadequacies found.
2. A Computation of Net Capital
3. A Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report.

The above mentioned items are filed in compliance with Securities and Exchange Commission Rule 17a-5(d) and should meet all filing requirements of the Rule.

If any further information is required please contact our office.

Yours very truly,



Sarah S. Taylor

Enclosures

✓cc: U.S. Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard - Suite 900
Chicago, IL 60604

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

February 19, 2003

National Association of
Securities Dealers, Inc.
Member Regulation Programs / Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Sirs:

We have audited the balance sheet of Equity Investment Services, Inc. as of December 31, 2002 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended.

In connection with the annual audited report:

1. We are independent certified public accountants with respect to Equity Investment, Services, Inc.

   Our examinations were made in accordance with auditing standards generally accepted in the United States of America, and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2. Nothing came to our attention as a result of the foregoing procedures, however, that caused us to believe that:

   (i) the annual audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and
   (ii) any material inadequacies existed.

Very truly yours,



Sarah S. Taylor

cc: U.S. Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard - Suite 900
Chicago, IL 60604

Equity Investment Services, Inc.
Computation of Net Capital
December 31, 2002

	2002
Total Ownership Equity from Statement of Financial Condition	$ 12,920
Deductions:	
Total Non-allowable Assets:	
Commissions Receivable > 30 days	-
Net Capital Before Haircuts on Securities Positions	12,920
Haircuts on Securities:	
Trading and Investment Securities	
Other Securities - 15%	(1,938)
Net Capital	10,982
Less: Required Minimum Capital	(5,000)
Net Capital Excess (Shortage)	$ 5,982

Equity Investment Services, Inc.
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report
December 31, 2002

	2002
Total Ownership Equity from Statement of Financial Condition - Unaudited	$ 13,813
Adjustments: Increase (Decrease)	
Adjust Cash Balance	(6)
Adjust Commissions Receivable	(789)
Adjust Commissions Payable	(1,598)
Reverse 2001 Audit Fee	1,500
Total Increase (Decrease) in Ownership Equity	(893)
Total Ownership Equity from Statement of Financial Condition - Audited	12,920
Total Non-allowable Assets - Audited	-
Net Capital Before Haircuts on Securities Positions	12,920
Haircuts on Securities:	
Trading and Investment Securities	
Other Securities - 15%	(1,938)
Net Capital	$ 10,982

SECURITIES & EXCHANGE COMMISSION
RECEIVED

FEB 24 2003

MIDWEST REGIONAL OFFICE

Equity Investment Services, Inc.
Financial Statements
December 31, 2002

WOLFF & TAYLOR, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
ST. LOUIS, MISSOURI

CONTENTS

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

To the Board of Directors
Equity Investment Services, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Equity Investment Services, Inc. as of December 31, 2002 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Investment Services, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Wolff & Taylor P.C.

February 14, 2003

Equity Investment Services, Inc.
Balance Sheet
December 31, 2002

ASSETS

	2002
Current Assets:	
Cash - Checking Account	$ 1,200
Cash and Cash Equivalents	1,200
Commissions Receivable	368
Securities - Available for Sale	12,750
Prepaid Taxes	200
Total Current Assets	14,518
Total Assets	$ 14,518

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002
Current Liabilities:	
Commissions Payable	$ 1,598
Total Current Liabilities	1,598
Stockholder's Equity:	
Capital Stock:	
Authorized: 30,000 Shares	
Par Value $1 Per Share	
Issued and Outstanding: 10,000 Shares	10,000
Retained Earnings	-
Accumulated Other Comprehensive Income	2,920
Total Stockholders' Equity	12,920
Total Liabilities and Stockholders' Equity	$ 14,518

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Income
For the Year Ended December 31, 2002

	2002
Income:	
Commissions Earned	$ 98,858
Expenses:	
Bank Service Charges	30
Commissions Paid	99,680
Licenses and Permits-Refunded	(760)
Professional Fees	(1,500)
	97,450
Income (Loss) from Operations	1,408
Other Income (Expense):	
Dividend Income	6
Capital Gain Dividends	2
Realized (Losses) on Securities	(2,462)
	(2,454)
Net Income (Loss) Before Income Taxes	(1,046)
Provision for Income Taxes	727
Net Income (Loss)	(1,773)
Other Comprehensive Income:	
Unrealized Gain on Security	(283)
Comprehensive Income (Loss)	$ (2,056)

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
Balance, Beginning of the Year	$ 10,000	$ -	$ 4,976	$ 14,976
Comprehensive Income				
Net Income (Loss)	-	-	(1,773)	(1,773)
Unrealized Loss on Securities	-	-	(283)	(283)
Common Stock Subscription	-	-	-	-
Retained Earnings, End of the Year	$ 10,000	$ -	$ 2,920	$ 12,920

The accompanying notes are an integral part of the financial statements.

Equity Investment Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

	2002
Net Cash Flows From Operating Activities:	
Net Income (Loss)	$ (1,773)
Adjustments to reconcile net income (loss) to net cash from operations:	
Loss on Sale of Securities	2,462
(Increase) Decrease in Commissions Receivable	180
(Increase) Decrease in Prepaid Expenses	(200)
Increase (Decrease) in Accounts Payable	1,420
Increase (Decrease) in Accrued Expenses	(1,500)
Net Cash Provided by Operations	589
Cash Flows From Investing Activities:	
Purchase of Securities	(12,251)
Proceeds from Sales of Securities	12,236
Net Cash Provided By (Used In) Investing Activities	(15)
Net Increase (Decrease) in Cash	574
Cash and Cash Equivalents at Beginning of Year	626
Cash and Cash Equivalents at End of Year	$ 1,200

Supplemental Disclosures of Cash Flow Information:

Cash Paid for Interest	$ -
Cash Paid for Taxes	$ 927

The accompanying notes are an integral of the financial statements.

Equity Investment Services, Inc.
Notes to Financial Statements
December 31, 2002

1) Summary of Significant Accounting Policies.

a) Company's Activities - The Company, located in St. Louis, Missouri, is an NASD registered broker/dealer that offers a variety of financial products to its clients. The Company's primary products are mutual funds and insurance contracts.

b) Accounting Method - The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

c) Commissions Receivable - The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.

d) Adoption of SFAS No. 130 - The Company adopted SFAS No. 130, Reporting Comprehensive Income.

e) Income Taxes - Amounts provided for Federal income taxes are based on earnings reported for financial statements purposes, adjusted for permanent differences between reported financial and taxable income.

f) Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.

g) Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) Reserve Requirements.

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3) Minimum Capital.

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2002. At December 31, 2002, the Company's net capital as defined by SEC Rule 15c3-1 was $5,982 in excess of minimum net capital required.

4) Securities.

The Company invests in mutual funds. At December 31, 2002, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2002, these securities had a fair value of $12,750, a cost of $12,244 and an unrealized gain of $505. Realized losses on securities sold during 2002 were $2,462.

Equity Investment Services, Inc.
Notes to Financial Statements
December 31, 2002

5) Major Customers.

The Company had commission income from two customers during 2002 which accounted for approximately 83% of total commission income.

6) Income Taxes.

The income tax expense of the Company consists of the following:

	2002
Current Tax Expense:	
Federal	$ 530
State	197
Income Tax Expense	$ 727